Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 23, 2012

BAYTEX COMPLETES SALE
OF NON-OPERATED INTERESTS IN NORTH DAKOTA

CALGARY, ALBERTA (May 23, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce completion of the previously announced disposition of its non-operated interests in North Dakota to a subsidiary of Magnum Hunter Resources Corporation (NYSE: MHR) for cash proceeds of US$312 million, net of adjustments (the "Transaction").  The proceeds from the Transaction will be redeployed into other oil and gas assets or used to reduce net debt.

The U.S. Business Unit continues to be an important part of our corporate asset base. Following the Transaction, the average working interest in our remaining North Dakota lands has increased from 39% to 45%, with approximately 130 identified net drilling locations, representing thirteen years of drilling inventory at the current pace of development.  Almost all of the remaining lands in our U.S. Business Unit are Baytex-operated.  As our 2012 capital budget included minimal investment on the disposed assets, there is no change to our plans to drill approximately 20 to 25 gross (approximately 10 net) wells on our Bakken/Three Forks play in North Dakota during this year.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the application of the sale proceeds; and development plans for our North Dakota assets, including the number of potential drilling locations and the number of wells to be drilled in 2012.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Revised Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis

Baytex Energy Corp.
Press Release
May 23, 2012	Page 2 of 2

for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains references to barrels of oil equivalent or BOE.  Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Baytex Energy Corp.

Raymond Chan, Executive Chairman and Interim Chief Executive Officer	Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca